UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock (par value $0.01 per share)
(Title of Class of Securities)

913377107
(CUSIP Number)

CVS Caremark Corporation 1 CVS Drive Woonsocket, Rhode Island 02895 Attention: Douglas Sgarro Telephone No.: (401) 765-1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Davis Polk & Wardwell llp
450 Lexington Avenue
New York, New York 10017
Attention:  John A. Bick
Telephone No.:  (212) 450-4000

December 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON CVS Caremark Corporation 05-0494040
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 41,732,3361
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 41,732,336
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,732,3362
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%3
14.		TYPE OF REPORTING PERSON (see instructions) CO

________________
1   Beneficial ownership of the above-referenced Shares (as defined below) is being reported hereunder solely because CVS Caremark Corporation may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CVS Caremark Corporation that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    As more fully described in response to Items 4 and 5 of this statement on Schedule 13D, under certain conditions not all of the Shares beneficially owned by the Covered Shareholders (as defined below) are required to vote in favor of the Merger (as defined below).

3   Calculated based on 75,677,343 Shares outstanding as of December 30, 2010, including 897,203 shares of restricted common stock and 761,000 performance shares, according to information provided by Universal American Corp.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Universal American Corp., a New York corporation (“Universal American”).  The principal executive offices of Universal American are located at Six International Drive, Suite 190, Rye Brook, New York 10573.

Item 2.  Identity and Background

(a)−(c) and (f)   The name of the person filing this statement is CVS Caremark Corporation, a Delaware corporation (“CVS Caremark”).

The address of the principal business and the principal office of CVS Caremark is 1 CVS Drive, Woonsocket, Rhode Island 02895.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of CVS Caremark are set forth on Schedule A attached hereto, and are incorporated herein by reference. The principal business of CVS Caremark is the providing of pharmacy services.

(d)      During the last five years, neither CVS Caremark nor, to the knowledge of CVS Caremark, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, neither CVS Caremark nor, to the knowledge of CVS Caremark, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws, other than as described on Schedule B attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration

To induce CVS Caremark to enter into the Merger Agreement (as defined below), on December 30, 2010, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners III, L.P., Lee-Universal Holdings, LLC, Perry Corp., Welsh, Carson, Anderson & Stowe X, L.P. and Richard Barasch, the Chairman and Chief Executive Officer of Universal American (collectively, the “Covered Shareholders”) entered into Voting Agreements (collectively, the “Voting Agreements”) with CVS Caremark with respect to the Shares beneficially owned by the Covered Shareholders.  As of December 30, 2010, the Covered Shareholders collectively owned 41,732,336 Shares, or approximately 55.2% of the outstanding Shares.  As described in response to Item 4, the Shares beneficially owned by the Covered Shareholders have not been purchased by CVS Caremark, and thus no funds were used for such purpose.  CVS Caremark did not pay any monetary consideration to the Covered Shareholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On December 30, 2010, CVS Caremark, Universal American, and Ulysses Merger Sub, L.L.C., a New York limited liability company and an indirect wholly owned subsidiary of CVS Caremark (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Purchaser will merge with and into Universal American (the “Merger”), with Universal American surviving the Merger as a direct or indirect wholly owned subsidiary of CVS Caremark.  Prior to the Merger, Universal American will transfer its non-Medicare Prescription Drug businesses, including its Medicare Advantage and Traditional Insurance businesses, to a newly-formed company (“NewCo”), as further described below, and Universal American’s shareholders will receive shares in NewCo as a portion of the consideration payable in the Merger (the “Split-Off”).  After giving effect to the Merger and the Split-Off, CVS

Caremark will have acquired Universal American’s Medicare Prescription Drug Business, and Universal American’s non-Medicare Prescription Drug operations will be continued by NewCo as a separate company.

At the effective time of the Merger, each share of common stock of Universal American, par value $0.01 per share, outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive (i) the cash consideration described below and (ii) one share of common stock, par value $0.01 per share, of NewCo.  The Merger is subject to (i) the approval of the holders of 66 2/3% of Universal American’s outstanding common stock, (ii) the receipt of all regulatory approvals, including antitrust, and (iii) certain other customary conditions.

The aggregate amount of cash consideration payable to the shareholders of Universal American will be determined prior to the effective time of the Merger in accordance with a formula set forth in the Merger Agreement.  The initial aggregate cash consideration of $1.25 billion will be increased by an amount determined to be excess capital in Pennsylvania Life Insurance Company, the principal entity that operates Universal American’s Medicare Prescription Drug business, as of December 31, 2010, and decreased by the amount of Universal American’s outstanding debt and trust preferred securities and certain other amounts.  The resulting aggregate cash consideration will be divided by the number of issued and outstanding shares of Universal American’s common stock to arrive at the per share cash consideration payable in the Merger.

Upon completion of the Merger, the officers of Purchaser at the effective time of the Merger will be the directors and officers of the surviving corporation.

In connection with the entry into the Merger Agreement, Universal American, NewCo and CVS Caremark entered into a Separation Agreement (the “Separation Agreement”) dated as of December 30, 2010, pursuant to which Universal American will separate the Medicare Prescription Drug Business from its other businesses prior to the Split-Off.  The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, which was filed as Exhibit 2.2 to CVS Caremark’s Current Report on Form 8-K filed on January 6, 2011, and is incorporated into this report by reference.

The Merger Agreement contains certain customary termination rights for each of CVS Caremark and Universal American, and if the Merger Agreement is terminated under certain circumstances, Universal American is required to pay CVS Caremark a termination fee of $36 million and reimburse CVS Caremark for its out-of-pocket transaction-related expenses up to $5 million.

The Merger Agreement includes customary representations, warranties and covenants of Universal American, CVS Caremark and Purchaser.  In addition to certain other covenants, (i) Universal American has agreed not to (A) solicit, initiate or knowingly facilitate or encourage any takeover proposal from a third party; (B) enter into or participate in any discussions or negotiations with, or furnish any information relating to Universal American to, any third party in connection with any takeover proposal; or (C) enter into any agreement relating to a takeover proposal, in each case, subject to certain exceptions set forth in the Merger Agreement and (ii) CVS Caremark has agreed not to acquire, directly or indirectly, any common stock of Universal American or any securities convertible into, or that give CVS Caremark the economic or voting equivalent of, common stock of Universal American (other than pursuant to the Merger).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to CVS Caremark’s Current Report on Form 8-K filed on January 6, 2011, and is incorporated into this report by reference.

CVS Caremark anticipates that, if the Merger is completed, the listing of the shares on the New York Stock Exchange will be terminated and that Universal American will terminate its registration and reporting requirements under the Exchange Act.

The Merger Agreement governs the contractual rights between the parties in relation to the Merger.  The Merger Agreement has been included to provide investors with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about CVS Caremark or Universal

American in CVS Caremark’s or Universal American’s public reports filed with the Securities and Exchange Commission.  In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to CVS Caremark or Universal American.  The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts.  The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws.

The Voting Agreements

On December 30, 2010, as an inducement for and in order to facilitate the entry of CVS Caremark into the Merger Agreement, the Covered Shareholders entered into the Voting Agreements with CVS Caremark with respect to all Shares beneficially owned by such Covered Shareholders.  Pursuant to the Voting Agreements, at any meeting of Universal American’s shareholders, or in connection with any written consent of Universal American’s shareholders, the Covered Shareholders must vote their shares of Universal American common stock (which represent, in the aggregate, approximately 55.2% of Universal American’s outstanding common stock as of December 30, 2010) (i) in favor of the Merger and any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement, the Separation Agreement and certain ancillary agreements and (ii) against any alternative proposals regarding the sale of Universal American and any action or agreement that would result in a breach of any material covenant or representation of Universal American contained in the Merger Agreement, the Separation Agreement or certain ancillary agreements.  However, if Universal American’s board of directors changes its recommendation to Universal American’s shareholders in favor of the Merger in connection with a Superior Proposal (as defined in the Merger Agreement), the aggregate number of shares held by the Covered Shareholders that are subject to the Voting Agreements will be reduced to 45% of Universal American’s outstanding common stock.  In addition, the Covered Shareholders will not be obligated to vote in favor of the Merger and any related proposals to the extent that the Merger Agreement, the Separation Agreement or certain ancillary agreements have been amended or waived in a manner that reduces the per share cash consideration payable in the Merger or otherwise is materially adverse to the shareholders of Universal American (when considered in the aggregate with all other amendments and waivers).

The Covered Stockholders have also agreed not to (i) solicit, initiate or knowingly facilitate or encourage any takeover proposal from a third party; (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to Universal American to, any third party in connection with any takeover proposal; or (iii) enter into any agreement relating to a takeover proposal, in each case, unless Universal American is permitted to take such actions under the Merger Agreement.  During the term of the Voting Agreements, no Covered Shareholders may transfer, sell or dispose of any Shares or other securities of Universal American that are covered by the Voting Agreements, or the beneficial ownership of any such Shares or other securities, other than to an affiliate of such Covered Shareholder who agrees to assume all of such Covered Shareholder’s obligations under the applicable Voting Agreement.  The Voting Agreements terminate upon the earlier of (x) the termination of the Merger Agreement and (y) the effective time of the Merger.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are filed as Exhibit 2.3, 2.4, 2.5, 2.6 and 2.7, respectively, to CVS Caremark’s Current Report on Form 8-K filed on January 6, 2011 and are incorporated into this report by reference.

Except as set forth in this Item 4, the Merger Agreement, the Separation Agreement or the Voting Agreements, neither CVS Caremark nor, to its knowledge, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although CVS Caremark reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a)      As a result of the Voting Agreements, CVS Caremark may be deemed for the purposes of Rule 13d−3 promulgated under the Exchange Act to beneficially own 41,732,336 Shares representing, for the purposes of Rule 13d−3, approximately 55.2% of the outstanding shares of voting stock of Universal American based on information provided by Universal

American that there were 75,677,343 Shares issued and outstanding as of December 30, 2010, including 897,203 shares of restricted common stock and 761,000 performance shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CVS Caremark that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

For purposes of reporting, CVS Caremark has included all of the Shares beneficially owned by the Covered Shareholders because CVS Caremark may be deemed to have shared voting and dispositive power over all such Shares by virtue of the voting and transfer restrictions contained in the Voting Agreements.

Except as set forth in this Item 5(a), neither CVS Caremark nor, to the knowledge of CVS Caremark, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

(b)      CVS Caremark is not entitled to any rights of a stockholder of Universal American as to any Shares.  Except to the extent that it may be deemed to by virtue of the Voting Agreements, CVS Caremark does not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.

(c)      Except for the execution and delivery of the Merger Agreement and the Voting Agreements, neither CVS Caremark nor, to the knowledge of CVS Caremark, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)      Except for the Merger Agreement, the Voting Agreements and the transactions contemplated by those agreements, neither CVS Caremark nor, to the knowledge of CVS Caremark, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Universal American reported herein.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of CVS Caremark, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Universal American.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1.
Agreement and Plan of Merger dated as of December 30, 2010 among CVS Caremark Corporation, Universal American Corp. and Ulysses Merger Sub, L.L.C. (incorporated by reference to Exhibit 2.1 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

2.
Separation Agreement dated as of December 30, 2010 among Universal American Corp., Ulysses Spin Corp. and, solely for the limited purposes specified therein, CVS Caremark Corporation (incorporated by reference to Exhibit 2.2 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

3.
Voting Agreement dated as of December 30, 2010 among CVS Caremark Corporation and Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., and Capital Z Partners III, L.P. (incorporated by reference to Exhibit 2.3 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

4.
Voting Agreement dated as of December 30, 2010 between CVS Caremark Corporation and Lee-Universal Holdings, LLC (incorporated by reference to Exhibit 2.4 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

5.
Voting Agreement dated as of December 30, 2010 between CVS Caremark Corporation and Perry Corp. (incorporated by reference to Exhibit 2.5 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

6.
Voting Agreement dated as of December 30, 2010 between CVS Caremark Corporation and Welsh, Carson, Anderson & Stowe X, L.P. (incorporated by reference to Exhibit 2.6 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

7.
Voting Agreement dated as of December 30, 2010 between CVS Caremark Corporation and Richard Barasch (incorporated by reference to Exhibit 2.7 to CVS Caremark’s Current Report on Form 8-K filed January 6, 2011)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 7, 2011

CVS Caremark Corporation
By:	/s/ David M. Denton
	Name:	David M. Denton
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CVS CAREMARK

The name and present principal occupation of each of the directors and executive officers of CVS Caremark are set forth below.  Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to CVS Caremark, and all of the persons listed below are citizens of the United States of America.  Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

*Edwin M. Banks 1 CVS Drive Woonsocket, RI 02895	Founder and Managing Director of Washington Corner Capital Management, L.L.C.	Washington Corner Capital Management, L.L.C. 140 Washington Corner Road Bernardsville, NJ 07924
Lisa Bisaccia 1 CVS Drive Woonsocket, RI 02895	Senior Vice President and Chief Human Resources Officer of CVS Caremark Corporation
Troyen Brennan, M.D. 1 CVS Drive Woonsocket, RI 02895	Executive Vice President and Chief Medical Officer, CVS Caremark Corporation
*C. David Brown II 1 CVS Drive Woonsocket, RI 02895	Chairman of Broad and Cassel, a Florida law firm	Broad and Cassel Bank of America Building Suite 1400 390 N. Orange Avenue Orlando, FL 32801
Laird Daniels 1 CVS Drive Woonsocket, RI 02895	Senior Vice President, Controller and Chief Accounting Officer of CVS Caremark Corporation
David M. Denton 1 CVS Drive Woonsocket, RI 02895	Executive Vice President and Chief Financial Officer of CVS Caremark Corporation
*David W. Dorman 1 CVS Drive Woonsocket, RI 02895	Non-Executive Chairman of the Board of Motorola, Inc.	Knoll Ventures Two Buckhead Plaza Suite 476 3050 Peachtree Road, NW Atlanta, GA 30305
Helena B. Foulkes 1 CVS Drive Woonsocket, RI 02895	Executive Vice President and Chief Marketing Officer, CVS Caremark Corporation
*Kristen E. Gibney Williams 1 CVS Drive Woonsocket, RI 02895	Former executive of the Prescription Benefits Management Division of Caremark International, Inc.
*Marian L. Heard 1 CVS Drive Woonsocket, RI 02895	President and Chief Executive Officer of Oxen Hill Partners	Oxen Hill Partners 695 Atlantic Avenue 8th Floor Boston, MA 02111

*William H. Joyce 1 CVS Drive Woonsocket, RI 02895	Chairman of the Board and Chief Executive Officer of Advanced Fusion Systems, LLC	Advanced Fusion Systems, LLC 11 Edmond Road Newtown, CT 06470
Per Lofberg4 1 CVS Drive Woonsocket, RI 02895	Executive Vice President of CVS Caremark Corporation and President of Caremark Pharmacy Services
Stuart McGuigan 1 CVS Drive Woonsocket, RI 02895	Senior Vice President and Chief Information Officer (CIO), CVS Caremark
*Larry J. Merlo 1 CVS Drive Woonsocket, RI 02895	President and Chief Operating Officer of CVS Caremark Corporation and President of CVS/pharmacy
*Jean-Pierre Millon5 1 CVS Drive Woonsocket, RI 02895	Former President and Chief Executive Officer of PCS Health Services, Inc.
*Terrence Murray 1 CVS Drive Woonsocket, RI 02895	Former Chairman of the Board and Chief Executive Officer of FleetBoston Financial Corporation
*C.A. Lance Piccolo 1 CVS Drive Woonsocket, RI 02895	Chief Executive Officer of HealthPic Consultants, Inc.	HealthPic Consultants, Inc. 250 Parkway Drive Suite 310 Lincolnshire, IL 60069
Jonathan C. Roberts 1 CVS Drive Woonsocket, RI 02895	Executive Vice President and Chief Operating Officer, PBM
*Sheli Z. Rosenberg 1 CVS Drive Woonsocket, RI 02895	Former President, Chief Executive Officer and Vice Chairwoman of Equity Group Investments, LLC	Equity Group Investments, LLC 875 North Michigan Avenue Suite 3100 Chicago, IL 60611
*Thomas M. Ryan 1 CVS Drive Woonsocket, RI 02895	Chairman of the Board and Chief Executive Officer of CVS Caremark Corporation
Douglas A. Sgarro 1 CVS Drive Woonsocket, RI 02895	Executive Vice President and Chief Legal Officer of CVS Caremark Corporation
*Richard J. Swift 1 CVS Drive Woonsocket, RI 02895	Former Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd.

__________________________
4 Citizen of Sweden.

5 Dual citizen of United States of America and France.

SCHEDULE B

CIVIL PROCEEDINGS

As previously disclosed by CVS Caremark, in June 2005 the enforcement staff of the U.S. Securities and Exchange Commission (the “SEC”) commenced an inquiry into matters related to the accounting for a transaction that occurred in 2000 (the “2000 Transaction”).  Pursuant to the 2000 Transaction, CVS Caremark (i) made accounting entries reflecting the conveyance of certain excess plush toy collectible inventory to a third party; (ii) received a total of $42.5 million in barter credits; and (iii) made a cash payment of $12.5 million to the same third party.

On June 29, 2007, the SEC announced that it had reached a settlement with CVS Caremark resolving the SEC’s investigation. Pursuant to the settlement, without admitting or denying the SEC’s findings, CVS Caremark consented to the entry of an administrative order that (i) found violations of certain books and records provisions of the federal securities laws; and (ii) required that CVS Caremark cease and desist from committing any future violations of the provisions charged.